UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WARRIOR MET COAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

93627C101

(CUSIP Number)

April 9, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 93627C101	Page 2 of 10

1.	Name of reporting persons: FS Global Credit Opportunities Fund
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 604,551
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 604,551
9.	Aggregate amount beneficially owned by each reporting person: 604,551
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 1.1%
12.	Type of reporting person (see instructions): IV

13G

CUSIP No. 93627C101	Page 3 of 10

1.	Name of reporting persons: FS Global Advisor, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 604,551
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 604,551
9.	Aggregate amount beneficially owned by each reporting person: 604,551
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 1.1%
12.	Type of reporting person (see instructions): IA

13G

CUSIP No. 93627C101	Page 4 of 10

1.	Name of reporting persons: Michael C. Forman
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 604,551
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 604,551
9.	Aggregate amount beneficially owned by each reporting person: 604,551
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 1.1%
12.	Type of reporting person (see instructions): IN

13G

CUSIP No. 93627C101	Page 5 of 10

1.	Name of reporting persons: David J. Adelman
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 604,551
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 604,551
9.	Aggregate amount beneficially owned by each reporting person: 604,551
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 1.1%
12.	Type of reporting person (see instructions): IN

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Warrior Met Coal, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13G filed on February 14, 2018 (the “Initial 13G”). Except as amended herein, the Initial 13G is unchanged and remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Initial 13G.

This Amendment No. 1 is filed to report that effective as of April 9, 2018, GSO Capital Partners LP and its affiliates concluded their relationship with respect to all of FS Investments’ sponsored funds sub-advised by GSO or its affiliates, including FS Global Credit Opportunities Fund. As a result, each of the GSO Funds and certain related reporting persons who previously reported together with the reporting persons pursuant to a Joint Filing Agreement will now report their beneficial ownership of Company securities on a separate Schedule 13G statement. Due to the fact that each of FS Global Credit Opportunities Fund, FS Global Advisor, LLC, Michael C. Forman and David J. Adelman has ceased to be the beneficial owner of more than 5% of the Common Stock, this Amendment No. 1 is an “exit filing” with respect to each of them.

Item 1.	(a) Name of Issuer

Warrior Met Coal, Inc. (the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

16243 Highway 216

Brookwood, AL 35444

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

(i)	FS Global Credit Opportunities Fund

201 Rouse Boulevard

Philadelphia, PA 19112

Citizenship: State of Delaware

(ii)	FS Global Advisor, LLC

201 Rouse Boulevard

Philadelphia, PA 19112

Citizenship: State of Delaware

(iii)	Michael C. Forman

201 Rouse Boulevard

Philadelphia, PA 19112

Citizenship: United States

(iv)	David J. Adelman

201 Rouse Boulevard

Philadelphia, PA 19112

Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

FS Global Credit Opportunities Fund (“FS Fund”) directly holds the securities reported herein.

FS Global Advisor, LLC (“FS Advisor”) serves as the investment adviser of FS Fund, and in that respect holds discretionary investment authority for it. Michael C. Forman is Chief Executive Officer and a Manager of FS Advisor. David J. Adelman is a Manager of FS Advisor. As a result of the foregoing, each of Messrs. Forman and Adelman are control persons of FS Advisor.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed or who are otherwise party to the Joint Filing Agreement (as filed hereto as Exhibit A) constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 93627C101

Item	3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares listed on such Reporting Person’s respective reporting page.

As of April 9, 2018, FS Fund directly held 604,551 shares of Common Stock.

(b) Percent of class:

Calculations of the percentage of Common Stock beneficially owned assumes that there are a total of 53,284,470 shares of Common Stock outstanding as of March 1, 2018, as reported in the Company’s proxy statement filed with the Securities and Exchange Commission on March 12, 2018. Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of the total number of outstanding shares of Common Stock as listed on such Reporting Person’s respective reporting page.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(c).

Item 9.	Notice of Dissolution of Group.

See Explanatory Note.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2018

FS GLOBAL CREDIT OPPORTUNITIES FUND

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

FS GLOBAL ADVISOR, LLC

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

MICHAEL C. FORMAN

By:	/s/ Michael C. Forman
Name:	Michael C. Forman

DAVID J. ADELMAN

By:	/s/ David J. Adelman
Name:	David J. Adelman

[Warrior Met Coal, Inc. – Schedule 13G]

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of April 11, 2018, among the Reporting Persons (filed herewith).